                    SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549



                                 FORM 11-K

                               ANNUAL REPORT

     (Mark One)

     [x]  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
          SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

          For the fiscal year ended December 31, 1998

                                    OR


     [ ]  TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
          SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

          For the transition period from.........to........


     Commission file number 1-8349



     A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

       SAVINGS PLAN FOR EMPLOYEES OF FLORIDA PROGRESS CORPORATION
                          263 13th Avenue South
                      St. Petersburg, Florida  33701-5511

     B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                       FLORIDA PROGRESS CORPORATION
                            One Progress Plaza
                      St. Petersburg, Florida  33701

                          REQUIRED INFORMATION

The following financial statements for the plan are being furnished herewith:


Report of independent certified public accountant.

Audited statements of assets available for benefits as of December 31, 1998 and 1997, prepared in accordance with the applicable provisions of Article 6A of Regulation S-X.

Audited statements of changes in assets available for benefits for the years ended December 31, 1998, and 1997, prepared in accordance with the applicable provisions of Article 6A of Regulation S-X.

Notes to financial statements.

Schedules of Assets held for investment purposes as of December 31, 1998.

Schedule of reportable 5% transactions for the year ended December 31, 1998.

         SAVINGS PLAN FOR EMPLOYEES OF FLORIDA
         PROGRESS CORPORATION

         Financial Statements as of and for the
         years ended December 31, 1998 and 1997

         Additional information required for Form 5500
         for the year ended December 31, 1998

SAVINGS PLAN FOR EMPLOYEES OF FLORIDA PROGRESS CORPORATION

Table of Contents
--------------------------------------------------------------------------------


                                                                     Page Number
                                                                     -----------

Report of Independent Accountants                                           1


Basic Financial Statements

        Statement of Net Assets Available for Benefits                      2

        Statement of Changes in Net Assets Available for Benefits           3


        Notes to Financial Statements                                  4 - 14


Additional Information *

        Schedule I  - Schedule of Assets Held for Investment Purposes      15

        Schedule II - Schedule of Reportable Transactions                  16



* Other supplemental schedules required by Section 2520.103-10 of the Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

                       REPORT OF INDEPENDENT ACCOUNTANTS



To the Participants and Administrator of Savings Plan for Employees of Florida Progress Corporation

In our opinion, the accompanying statement of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of Savings Plan for Employees of Florida Progress Corporation (the "Plan") at December 31, 1998 and 1997 and the changes in net assets available for benefits for the years then ended, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.



/s/ PricewaterhouseCoopers LLP
------------------------------

PricewaterhouseCoopers LLP
Philadelphia, PA
June 23, 1999

SAVINGS PLAN FOR EMPLOYEES OF FLORIDA PROGRESS CORPORATION

Statement of Net Assets Available for
Benefits (in thousands)
-------------------------------------------------------------------------------------------------

                                                                           As of December 31,
                                                                          1998            1997
                                                                       --------------------------

Investments, at fair value
Registered investment companies:
  Putnam New Opportunities Class A Shares                              * $ 75,617      * $ 63,737
  Vanguard 500 Index Fund                                              *  126,793      *   99,750
  Vanguard Extended Market Index Fund                                       2,910           1,784
  Vanguard International Growth Fund                                        5,223           5,239
  Vanguard LifeStrategy Conservative Growth Fund                            8,145           5,635
  Vanguard LifeStrategy Growth Fund                                        17,964          12,475
  Vanguard LifeStrategy Moderate Growth Fund                           *   35,402      *   30,861
  Vanguard Total Bond Market Index Fund                                     6,289           3,161
                                                                       --------------------------
                                                                          278,343         222,642
Florida Progress Stock Fund                                            *  127,050      *  115,431
Echelon International Stock Fund                                               --           3,860
Participant loans                                                          18,790          19,228
                                                                       --------------------------
                                                                          424,183         361,161
                                                                       --------------------------
Investments, at contract value
Florida Progress Stable Value Fund                                     *  108,375      *   94,476
                                                                       --------------------------
Net assets available for benefits                                        $532,558        $455,637
                                                                       ==========================


* Represents 5% or more of net assets available for benefits.

The accompanying notes are an integral part of the financial statements.

SAVINGS PLAN FOR EMPLOYEES OF FLORIDA PROGRESS CORPORATION

Statement of Changes in Net Assets Available for Benefits (in thousands)
--------------------------------------------------------------------------------------

                                                               Year Ended December 31,
                                                                 1998         1997
                                                               -----------------------
Additions
Investment
income:
  Interest and dividend income, investments                    $ 19,467      $ 18,054
  Interest income, participant loans                              1,589         1,557
  Net appreciation in fair value of investments                  61,680        55,108
                                                               ----------------------
                                                                 82,736        74,719
                                                               ----------------------
Contributions:
  Employer                                                        9,126         8,848
  Participant                                                    21,488        20,500
                                                               ----------------------
                                                                 30,614        29,348
                                                               ----------------------

Other additions                                                      17            --

                                                               ----------------------
        Total additions                                         113,367       104,067
                                                               ----------------------

Deductions
Payment of benefits                                              36,420        27,904
Administrative expenses                                              26            13
                                                               ----------------------
        Total deductions                                         36,446        27,917
                                                               ----------------------

Net increase                                                     76,921        76,150


Net assets available for plan benefits:
  Beginning of period                                           455,637       379,487
                                                               ----------------------
  End of period                                                $532,558      $455,637
                                                               ----------------------




The accompanying notes are an integral part of the financial statements.

SAVINGS PLAN FOR EMPLOYEES OF FLORIDA PROGRESS
CORPORATION
Notes to Financial Statements  (dollar amounts in thousands)

 NOTE 1 - DESCRIPTION OF PLAN

The following description of the Savings Plan for Employees of Florida Progress Corporation ("Plan" or "Savings Plan") provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

General
The following description of the Plan provides only general information. Participants should refer to the Savings Plan Summary Plan
Description/Prospectus, as amended, which is part of the "You & Your Company: A Strategic Partnership" employee handbook and the "About Your Plan" booklet, which is part of the "The Power to Plan Your Future" package from The Vanguard Group, Inc. for more complete descriptions of the Plan's provisions.

The plan is a qualified defined contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). Effective April 1, 1998 the Plan was amended to provide an employee of the Participating Companies (as defined below) immediate eligibility upon employment for making employee contributions (either pre-tax or after-tax). Employees become eligible to receive matching employer contributions on employee contributions made after completing at least six months of uninterrupted employment or having worked at least 1,000 hours in a twelve-month period. Prior to April 1, 1998, an employee was eligible to participate in the Plan if he or she has completed at least six months of uninterrupted employment or worked at least 1,000 hours in a twelve-month period. Participation in the Plan is voluntary. The following companies participated in the Plan during the year ended December 31, 1998:

-         Florida Progress Corporation
-         Florida Power Corporation
-         Electric Fuels Corporation
-         Progress Energy Corporation

Contributions
Eligible employees may elect to contribute up to 16% of their annual base pay and may designate these contributions as either Regular Savings after-tax and/or 401(k) pretax dollars. Each participating company contributes each pay period an amount equal to 75% of the employees' contributions, up to 6% of base pay.

Participant Accounts
A separate account is maintained for each investment option of a participant by type of contribution. Each participant's account is credited with the participant's contribution and allocations of (a) the Participating Companies' contribution and, (b) Plan earnings, and charged with an allocation of administrative expenses. Plan earnings are allocated and credited to the account daily based on the adjusted balance of each participant's account. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

SAVINGS PLAN FOR EMPLOYEES OF FLORIDA PROGRESS
CORPORATION
Notes to Financial Statements  (dollar amounts in thousands)

Vesting
Participants are immediately vested in their Regular Savings and 401(k) contributions and earnings thereon. The Company Match Account and the earnings thereon, vest gradually based on the following Years of Continuous Service schedule:

Years of Continuous Service                                     Vested Percentage
Less than 2                                                              0%
2 but less than 3                                                       25%
3 but less than 4                                                       50%
4 but less than 5                                                       75%
5 or more                                                              100%

A Year of Continuous Service is earned when a participant works at least 1,000 hours in a calendar year. A participant will also become fully vested in the employer contributions and earnings thereon upon death, disability, attainment of normal retirement or termination of the Plan.

Participant Loans
All actively employed Savings Plan participants with available account balances may apply for a loan from their own Plan account. No loan shall exceed the lesser of fifty thousand dollars or one-half of the participant's vested Savings Plan account balance. The amount of each individual loan will be collateralized with an equivalent portion of the participant's Savings Plan account balance. This amount will be transferred from the participant's account and placed in a separate Participant Loan Fund. A participant is permitted a maximum of four outstanding loans at any one time. Each loan shall bear interest, as determined on a quarterly basis, using the Florida Savings Certificate of Deposit rate as published in The Wall Street Journal, as its primary factor. Interest charged on employee loans is credited to the individual participant accounts.

A participant can choose repayment terms on a new loan ranging from 6 to 60 months. Repayments are made via payroll deduction for active regular employees, by Automated Clearing House ("ACH") payment for active non-regular employees and by direct payment to the Savings Plan for inactive participants. Additionally, participants can elect to prepay all or a portion of their outstanding loan balance at any time during the term of the loan. Repayments are returned to each participant account (reducing the outstanding Participant Loan Fund balance). Excess loan repayments of principal and interest over new loans issued during the year are reflected as interfund transfers for reinvestment to the respective investment funds. New loans are reflected as transfers out of the investment funds to the Participant Loan Fund.

Payment of Benefits
Upon separation of service due to termination, death, disability or retirement (after age 55), participants can elect to leave their account balance within the Plan, for any length of time up to age 70, or elect to receive a lump-sum amount equal to the value of their account balance, or select from a menu of installment payment options. Although no further employee contributions are allowed, terminated or retired employees may continue to exchange amounts among the investment options. The amounts of deferred vested benefits payable to terminated or retired participants at December 31, 1998 and 1997 were $98,847 and $73,556, respectively.

SAVINGS PLAN FOR EMPLOYEES OF FLORIDA PROGRESS
CORPORATION
Notes to Financial Statements  (dollar amounts in thousands)

Forfeited Accounts
Forfeitures of non-vested employer contributions by terminated participants may be used to reduce employer matching contributions. At December 31, 1998, forfeited nonvested accounts totaled $9. Also, in 1998, employer contributions were reduced by forfeitures of $167.

Plan Termination
It is the intention of the Participating Companies that the Plan continue in operation; however, the Company has the right to amend the Plan, discontinue its contributions at any time, and /or to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

Investment Options
During the Plan years ended December 31, 1998 and 1997, participants were able to allocate their contributions among the following investment options:

         PUTNAM NEW OPPORTUNITIES CLASS A SHARES: Invests in a portfolio of stocks in certain emerging industry groups that Putnam believes offer above-average long-term growth potential. Current income is only an incidental consideration.

         VANGUARD 500 INDEX FUND: Seeks to provide long-term growth of capital and income from dividends by holding all of the 500 stocks that make up the unmanaged Standard & Poor's 500 Composite Stock Price Index, a widely recognized benchmark of U.S. stock market performance.

         VANGUARD EXTENDED MARKET INDEX FUND: Seeks to provide long-term growth of capital by attempting to match the performance of the Wilshire 4500 Equity Index, an unmanaged index made up mostly of mid- and small-capitalization companies.

         VANGUARD INTERNATIONAL GROWTH FUND: Seeks to provide long-term growth of capital by investing in stocks of high-quality, seasoned companies based outside the United States. Stocks are selected from more than 15 countries.

         VANGUARD LIFESTRATEGY CONSERVATIVE GROWTH FUND: Seeks to provide a high level of income and moderate long-term growth of capital and income by investing in five Vanguard funds: a domestic stock fund, an international stock fund, two bond funds, and an asset allocation fund. The fund's asset allocation ranges are expected to be 25%-50% stocks, 50%-75% bonds, and 0%-25% cash investments.

         VANGUARD LIFESTRATEGY GROWTH FUND: Seeks to provide long-term growth of capital and income by investing in four Vanguard funds: a domestic stock fund, an international stock fund, a bond fund, and an asset allocation fund. The fund's asset allocation ranges are expected to be 65%-90% stocks, 10%-35% bonds, and 0%-25% cash investments.

         VANGUARD LIFESTRATEGY MODERATE GROWTH FUND: Seeks to provide a reasonable level of income and long-term growth of capital and income by investing in four Vanguard funds: a domestic stock fund, an international stock fund, a bond fund, and an asset allocation fund. The fund's asset allocation ranges are expected to be 45%-70% stocks, 30%-55% bonds, and 0%-25% cash investments.

SAVINGS PLAN FOR EMPLOYEES OF FLORIDA PROGRESS
CORPORATION
Notes to Financial Statements  (dollar amounts in thousands)

         VANGUARD TOTAL BOND MARKET INDEX FUND: Seeks to provide a high level of interest income by attempting to match the performance of the unmanaged Lehman Brothers Aggregate Bond Index, which is a widely recognized measure of the entire taxable U.S. bond market.

         FLORIDA PROGRESS STOCK FUND: Invests in Florida Progress Corporation common stock to provide the possibility of long-term growth through increases in the value of the stock and the reinvestment of its dividends.

         FLORIDA PROGRESS STABLE VALUE FUND: Seeks to preserve the value of your original investment and provide an attractive level of interest by investing primarily in investment contracts issued by insurance companies and banks, and other similar types of fixed-principal investments. It is designed to maintain a constant $1.00 share value.

Effective April 1, 1998, the former Echelon Stock Fund became frozen to all participant activity at which time an orderly liquidation of all remaining Echelon Fund shares was begun. This liquidation was completed on April 23, 1998, with the proceeds being transferred to the Florida Progress Stock Fund for the affected participants who received shares in that fund equal in value to their Echelon Fund account balances.


NOTE 2 - SUMMARY OF ACCOUNTING POLICIES

The following accounting policies, which conform with generally accepted accounting principles, have been used consistently in the preparation of the Plan's financial statements:

Basis of Accounting
The financial statements of the Plan are prepared under the accrual method of accounting.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting period. Actual results could differ from those estimates.

Investment Valuation and Income Recognition
The Plan's investments are stated at fair value, except for its investment contracts, which are valued at contract value (Note 3.) Shares of registered investment companies are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end. The Florida Progress Stock Fund is valued at its year-end unit closing price (constituting market value of shares owned plus uninvested cash position). Participant loans are valued at cost, which approximates fair value. Purchases and sales of investments are recorded on a trade-date basis. Interest income is accrued when earned. Dividend income is recorded on the ex-dividend date. Capital gain distributions are included in dividend income. When Florida Progress Corporation common stock is distributed from the Florida Progress Stock Fund to participants in settlement of their accounts, a gain or loss is recognized equal to the difference between cost and the quoted market price of the shares distributed.

SAVINGS PLAN FOR EMPLOYEES OF FLORIDA PROGRESS
CORPORATION
Notes to Financial Statements  (dollar amounts in thousands)

Payment of Benefits
Benefits are recorded when paid.

Reclassifications
Certain amounts in the 1997 financial statements have been reclassified to conform to the current year presentation. These amounts do not have a material impact on the Financial Statements taken as a whole.


NOTE 3 - INVESTMENT CONTRACTS

The Florida Progress Stable Value Fund (the "Fund") consists of synthetic investment contracts with various banks and insurance companies ("Issuers"). Additionally, the Fund holds shares of a money market mutual fund sponsored by The Vanguard Group with a value of $10,627. The Fund is credited with earnings on the underlying investments and charged for plan withdrawals and administrative expenses charged by the Issuers. The investment contracts included in the Fund are carried at contract value, which approximates fair value, because the contracts are fully benefit responsive. The synthetic investment contracts constitute investments in collective fixed income funds and mutual funds, $99,972, and wrapper contracts, $(2,297). The value provided by the wrapper contracts represents the difference between the value of the contracts and the value of the underlying investments. The crediting interest rates of the investment contracts ranged from 5.21% to 6.92% at December 31, 1998. Included among these contracts at December 31, 1998 are contracts with Monumental Life Insurance Company constituting in excess of 5% of Plan net assets with crediting interest rates of 5.72% and 6.65% and contract values of $32,606 and $20,612, respectively.


NOTE 4 - RELATED PARTY TRANSACTIONS

The Plan invests in shares of mutual funds managed by an affiliate of Vanguard Fiduciary Trust Company ("VFTC".) VFTC acts as trustee for only those investments as defined by the Plan. Transactions in such investments qualify as party-in-interest transactions which are exempt from the prohibited transaction rules. During the year the Plan had purchases of $76,609 and sales of $80,669 of Company stock.


NOTE 5 - PLAN EXPENSES

The Company pays a portion of the expenses for services necessary for the administration of the Plan.

NOTE 6 - TAX STATUS

The Internal Revenue Service has determined and informed the Company by a letter dated June 13, 1996, that the Plan is a qualified employees' trust under
Section 401(a) of the Internal Revenue Code ("Code"). As such, the Plan is exempt from federal income taxes under Section 501(a). The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Code.

SAVINGS PLAN FOR EMPLOYEES OF FLORIDA PROGRESS CORPORATION

Notes to Financial Statements

NOTE 7 - CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS BY INVESTMENT FUND (in thousands)

The allocation of changes in net assets available for plan benefits for the year ended DECEMBER 31, 1998 is as follows:

                                                                                   PARTICIPANT DIRECTED
                                                        ---------------------------------------------------------------------------
                                                                                                                           Vanguard
                                                            Putnam New                        Vanguard       Vanguard  LifeStrategy
                                                         Opportunities   Vanguard 500  Extended Market  International  Conservative
                                                        Class A Shares     Index Fund       Index Fund    Growth Fund   Growth Fund
                                                        ---------------------------------------------------------------------------
Additions
Investment income:
  Interest and dividend income, investments                   2,347          1,930            224              99        437
  Interest income, participant loans                             --             --             --              --         --
  Net realized gain (loss) on sale of investments               974          3,018            (56)            213        168
  Net unrealized apprec. (deprec.) of investments            11,253         23,032            (32)            482        528
                                                        ---------------------------------------------------------------------------
                                                             14,574         27,980            136             794      1,133
                                                        ---------------------------------------------------------------------------
Contributions:
  Employer                                                    2,013          2,433            125             226        118
  Participant                                                 4,724          5,860            384             533        312
  Participant loan repayments                                 2,538          2,949            139             237        106
                                                        ---------------------------------------------------------------------------
                                                              9,275         11,242            648             996        536
                                                        ---------------------------------------------------------------------------

Other additions                                                  --             --             --              --         --
                                                        ---------------------------------------------------------------------------
      Total additions                                        23,849         39,222            784           1,790      1,669
                                                        ---------------------------------------------------------------------------

Deductions
Payment of benefits                                           3,865          6,247            130             459      1,019
Participant loan withdrawals                                  1,850          2,380             55             212         64
Administrative expenses                                           4              4              9              --          1
                                                        ---------------------------------------------------------------------------
      Total deductions                                        5,719          8,631            194             671      1,084
                                                        ---------------------------------------------------------------------------

Net increase (decrease) prior to interfund transfers         18,130         30,591            590           1,119        585
Interfund transfers                                          (6,250)        (3,548)           536          (1,135)     1,925
                                                        ---------------------------------------------------------------------------
Net increase (decrease)                                      11,880         27,043          1,126             (16)     2,510
Net assets available for plan benefits:

  Beginning of period                                        63,737         99,750          1,784           5,239      5,635
                                                        ---------------------------------------------------------------------------
  End of period                                              75,617        126,793          2,910           5,223      8,145
                                                        ===========================================================================

SAVINGS PLAN FOR EMPLOYEES OF FLORIDA PROGRESS CORPORATION

Notes to Financial Statements


NOTE 7 - CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS BY INVESTMENT FUND (IN THOUSANDS) (CONTINUED)

The allocation of changes in net assets available for plan benefits for the year ended DECEMBER 31, 1998 is as follows (Continued):

                                                                              PARTICIPANT DIRECTED
                                                    --------------------------------------------------------------------------------
                                                                       Vanguard
                                                        Vanguard    LifeStrategy Vanguard Total             Echelon
                                                    LifeStrategy Moderate Growth    Bond Market International Stock Florida Progress
                                                     Growth Fund            Fund     Index Fund                Fund       Stock Fund
                                                    --------------------------------------------------------------------------------
Additions
Investment income:
  Interest and dividend income, investments                 623           1,537            309              --            6,332
  Interest income, participant loans                         --              --             --              --               --
  Net realized gain (loss) on sale of investments           212             556              7             (38)           1,447
  Net unrealized apprec. (deprec.) of investments         2,044           3,592             58              --           14,222
                                                    --------------------------------------------------------------------------------
                                                          2,879           5,685            374             (38)          22,001
                                                    --------------------------------------------------------------------------------
Contributions:
  Employer                                                  577             705            114              --            1,133
  Participant                                             1,580           1,716            316              --            2,519
  Participant loan repayments                               549             704            116              --            1,612
                                                    --------------------------------------------------------------------------------
                                                          2,706           3,125            546              --            5,264
                                                    --------------------------------------------------------------------------------

Other additions                                              --              --             --              (1)               9
                                                    --------------------------------------------------------------------------------
      Total additions                                     5,585           8,810            920             (39)          27,274
                                                    --------------------------------------------------------------------------------

Deductions
Payment of benefits                                         842           2,129            290             158            8,854
Participant loan withdrawals                                250             478             62              --            2,368
Administrative expenses                                      --              --             --              --                4
                                                    --------------------------------------------------------------------------------
      Total deductions                                    1,092           2,607            352             158           11,226
                                                    --------------------------------------------------------------------------------

Net increase (decrease) prior to interfund transfers      4,493           6,203            568            (197)          16,048
Interfund transfers                                         996          (1,662)         2,560          (3,663)          (4,429)
                                                    --------------------------------------------------------------------------------
Net increase (decrease)
Net assets available for plan benefits:                   5,489           4,541          3,128          (3,860)          11,619

  Beginning of period                                    12,475          30,861          3,161           3,860          115,431
                                                    --------------------------------------------------------------------------------
  End of period                                          17,964          35,402          6,289              --          127,050
                                                    ================================================================================

SAVINGS PLAN FOR EMPLOYEES OF FLORIDA PROGRESS CORPORATION

Notes to Financial Statements

NOTE 7 - CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS BY INVESTMENT FUND (IN THOUSANDS) (CONTINUED)
The allocation of changes in net assets available for plan benefits for the year ended DECEMBER 31, 1998 is as follows (Continued):

                                                                        PARTICIPANT DIRECTED
                                                          ---------------------------------------------------
                                                                               Florida Progress
                                                          Participant loans   Stable Value Fund         Total
                                                          ---------------------------------------------------
Additions
Investment income:
  Interest and dividend income, investments                              --               5,629        19,467
  Interest income, participant loans                                  1,589                  --         1,589
  Net realized gain (loss) on sale of investments                        --                  --         6,501
  Net unrealized apprec. (deprec.) of investments                        --                  --        55,179
                                                          ---------------------------------------------------
                                                                      1,589               5,629        82,736
                                                          ---------------------------------------------------
Contributions:
  Employer                                                               --               1,682         9,126
  Participant                                                            --               3,544        21,488
  Participant loan repayments                                       (11,290)              2,340            --
                                                          ---------------------------------------------------
                                                                    (11,290)              7,566        30,614
                                                          ---------------------------------------------------

Other additions                                                          --                   9            17
                                                          ---------------------------------------------------
      Total additions                                                (9,701)             13,204       113,367
                                                          ---------------------------------------------------

Deductions
Payment of benefits                                                     792              11,635        36,420
Participant loan withdrawals                                        (10,055)              2,336            --
Administrative expenses                                                  --                   4            26
                                                          ---------------------------------------------------
      Total deductions                                               (9,263)             13,975        36,446
                                                          ---------------------------------------------------

Net increase (decrease) prior to interfund transfers                   (438)               (771)       76,921
Interfund transfers                                                      --              14,670            --
                                                          ---------------------------------------------------
Net increase (decrease)                                                (438)             13,899        76,921
Net assets available for plan benefits:

  Beginning of period                                                19,228              94,476       455,637
                                                          ---------------------------------------------------
  End of period                                                      18,790             108,375       532,558
                                                          ===================================================

SAVINGS PLAN FOR EMPLOYEES OF FLORIDA PROGRESS CORPORATION

Notes to Financial Statements

NOTE 7 - CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS BY INVESTMENT FUND (IN THOUSANDS) (CONTINUED)
The allocation of changes in net assets available for plan benefits for the year ended DECEMBER 31, 1997 is as follows:

                                                                                    PARTICIPANT DIRECTED
                                                       ----------------------------------------------------------------------------
                                                                                                                           Vanguard
                                                           Putnam New                     Vanguard         Vanguard    LifeStrategy
                                                        Opportunities Vanguard 500 Extended Market    International    Conservative
                                                       Class A Shares   Index Fund      Index Fund      Growth Fund     Growth Fund
                                                       ----------------------------------------------------------------------------
Additions
Investment income:
  Interest and dividend income, investments                    1,499         1,953              98              220             259
  Interest income, participant loans                              --            --              --               --              --
  Net realized gain (loss) on sale of investments                898         3,358              (9)              48              70
  Net unrealized apprec. (deprec.) of investments              9,131        16,565             (67)            (371)            214
                                                       ----------------------------------------------------------------------------
                                                              11,528        21,876              22             (103)            543
                                                       ----------------------------------------------------------------------------
Contributions:
  Employer                                                     2,182         1,973              17              204              81
  Participant                                                  5,125         4,800              52              536             222
  Participant loan repayments                                  2,900         2,454              17              223              81
                                                       ----------------------------------------------------------------------------
                                                              10,207         9,227              86              963             384
                                                       ----------------------------------------------------------------------------

    Total additions                                           21,735        31,103             108              860             927
                                                       ----------------------------------------------------------------------------

Deductions
Payment of benefits                                            2,896         3,928              14              176             289
Participant loan withdrawals                                   2,108         2,229               1               98              44
Administrative expenses                                           --            --               6               --              --
                                                       ----------------------------------------------------------------------------
      Total deductions                                         5,004         6,157              21              274             333
                                                       ----------------------------------------------------------------------------
Net increase (decrease) prior to interfund transfers          16,731        24,946              87              586             594
Interfund transfers                                           (3,275)       22,080           1,697            4,012           3,983
                                                       ----------------------------------------------------------------------------
Net increase (decrease)                                       13,456        47,026           1,784            4,598           4,577
Net assets available for plan benefits:

  Beginning of period                                         50,281        52,724              --              641           1,058
                                                       ----------------------------------------------------------------------------
  End of period                                               63,737        99,750           1,784            5,239           5,635
                                                       ============================================================================

SAVINGS PLAN FOR EMPLOYEES OF FLORIDA PROGRESS CORPORATION

Notes to Financial Statements
NOTE 7 - CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS BY INVESTMENT FUND (IN THOUSANDS) (CONTINUED)

The allocation of changes in net assets available for plan benefits for the year ended DECEMBER 31, 1997 is as follows (Continued):

                                                                                PARTICIPANT DIRECTED
                                                     ------------------------------------------------------------------------------
                                                                     Vanguard
                                                         Vanguard   LifeStrategy     Vanguard             Echelon  Florida Progress
                                                     LifeStrategy Moderate Growth Bond Market International Stock        Stock Fund
                                                      Growth Fund       Fund       Index Fund                Fund
                                                    ------------------------------------------------------------------------------
Additions
Investment income:
  Interest and dividend income, investments                  489            1,346          99                  --          6,764
  Interest income, participant loans                          --               --          --                  --             --
  Net realized gain (loss) on sale of investments            217              377           6               1,170         17,465
  Net unrealized apprec. (deprec.) of investments            956            2,593          49                 460          1,978
                                                    ------------------------------------------------------------------------------
                                                           1,662            4,316         154               1,630         26,207
                                                    ------------------------------------------------------------------------------
Contributions:
  Employer                                                   400              635          48                  --          1,287
  Participant                                                949            1,653         150                  --          2,870
  Participant loan repayments                                502              745          48                  --          1,920
                                                    ------------------------------------------------------------------------------
                                                           1,851            3,033         246                  --          6,077
                                                    ------------------------------------------------------------------------------

    Total additions                                        3,513            7,349         400               1,630         32,284
                                                    ------------------------------------------------------------------------------

Deductions
Payment of benefits                                          662              998         108                 268          8,405
Participant loan withdrawals                                 282              586          45                  --          2,872
Administrative expenses                                       --               --          --                  --              7
                                                    ------------------------------------------------------------------------------
      Total deductions                                       944            1,584         153                 268         11,284
                                                    ------------------------------------------------------------------------------

Net increase (decrease) prior to interfund transfers       2,569            5,765         247               1,362         21,000
Interfund transfers                                        7,626            7,608       2,660              (1,748)       (38,910)
                                                    ------------------------------------------------------------------------------
Net increase (decrease)                                   10,195           13,373       2,907                (386)       (17,910)
Net assets available for plan benefits:
  Beginning of period                                      2,280           17,488         254               4,246        133,341
                                                    ------------------------------------------------------------------------------
  End of period                                           12,475           30,861       3,161               3,860        115,431
                                                    ==============================================================================

SAVINGS PLAN FOR EMPLOYEES OF FLORIDA PROGRESS CORPORATION

Notes to Financial Statements
NOTE 7 - CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS BY INVESTMENT FUND (IN THOUSANDS) (CONTINUED)

The allocation of changes in net assets available for plan benefits for the year ended DECEMBER 31, 1997 is as follows (Continued):

                                                                       PARTICIPANT DIRECTED
                                                          ---------------------------------------------------

                                                                               Florida Progress
                                                          Participant loans   Stable Value Fund         Total
                                                          ---------------------------------------------------
Additions
Investment income:
  Interest and dividend income, investments                              --               5,327        18,054
  Interest income, participant loans                                  1,557                  --         1,557
  Net realized gain (loss) on sale of investments                        --                  --        23,600
  Net unrealized apprec. (deprec.) of investments                        --                  --        31,508
                                                          ---------------------------------------------------
                                                                      1,557               5,327        74,719
                                                          ---------------------------------------------------
Contributions:
  Employer                                                               --               2,021         8,848
  Participant                                                            --               4,143        20,500
  Participant loan repayments                                       (11,652)              2,762            --
                                                          ---------------------------------------------------
                                                                    (11,652)              8,926        29,348
                                                          ---------------------------------------------------

    Total additions                                                 (10,095)             14,253       104,067
                                                          ---------------------------------------------------

Deductions
Payment of benefits                                                     459               9,701        27,904
Participant loan withdrawals                                        (11,285)              3,020            --
Administrative expenses                                                  --                  --            13
                                                          ---------------------------------------------------
      Total deductions                                              (10,826)             12,721        27,917
                                                          ---------------------------------------------------

Net increase (decrease) prior to interfund transfers                    731               1,532        76,150
Interfund transfers                                                      --              (5,733)           --
                                                          ---------------------------------------------------
Net increase (decrease)                                                 731              (4,201)       76,150
Net assets available for plan benefits:
  Beginning of period                                                18,497              98,677       379,487
                                                          ---------------------------------------------------
  End of period                                                      19,228              94,476       455,637
                                                          ===================================================

                             ADDITIONAL INFORMATION
                             REQUIRED FOR FORM 5500

SAVINGS PLAN FOR EMPLOYEES OF FLORIDA PROGRESS CORPORATION            Schedule I

Schedule of Assets Held for Investment Purposes As of December 31, 1998 (in thousands)

Savings Plan for Employees of Florida Progress Corporation, EIN 59-6769223

Attachment to Form 5500, Line 27(a):



   Identity of Issue                                                      Investment Type                   Cost    Current Value
---------------------------------------------------------------------------------------------------------------------------------

   Putnam New Opportunities Class A Shares                         Registered Investment Company          $ 58,481      $ 75,617
*  Vanguard 500 Index Fund                                         Registered Investment Company            89,040       126,793
*  Vanguard Extended Market Index Fund                             Registered Investment Company             2,978         2,910
*  Vanguard Federal Money Market Fund                              Registered Investment Company            10,627        10,627
*  Vanguard International Growth Fund                              Registered Investment Company             4,918         5,223
*  Vanguard LifeStrategy Conservative Growth Fund                  Registered Investment Company             7,485         8,145
*  Vanguard LifeStrategy Growth Fund                               Registered Investment Company            15,180        17,964
*  Vanguard LifeStrategy Moderate Growth Fund                      Registered Investment Company            29,901        35,402
*  Vanguard Total Bond Market Index Fund                           Registered Investment Company             6,194         6,289
*  Florida Progress Corporation                                    Common Stock                             73,401       127,050
   Savings Plan for Employees of Florida Progress Corporation      Participant Loans (6.25% - 9.00%)            --        18,790
   Monumental Life Insurance Company 5.72% 6/30/00                 Synthetic Investment Contract            32,606        32,606
   Monumental Life Insurance Company 6.65% 5/31/03                 Synthetic Investment Contract            20,612        20,612
   Rabobank Nederland 6.64% 9/30/03                                Synthetic Investment Contract             9,013         9,013
   Rabobank Nederland 6.79% 5/31/03                                Synthetic Investment Contract             5,605         5,605
   State Street Bank 5.68% 6/30/03                                 Synthetic Investment Contract            12,482        12,482
   Union Bank of Switzerland 5.21% 6/30/03                         Synthetic Investment Contract             5,069         5,069
   Union Bank of Switzerland 6.92% 9/2/02                          Synthetic Investment Contract             6,713         6,713
   Westdeutsche Landesbank 6.84% 12/31/01                          Synthetic Investment Contract             5,575         5,575
                                                                                                          ----------------------

Total assets held for investment purposes                                                                 $395,880      $532,485
                                                                                                          ======================


* Party in Interest

SAVINGS PLAN FOR EMPLOYEES OF FLORIDA PROGRESS CORPORATION          Schedule II

Schedule of Reportable Transactions * Year Ended December 31, 1998 (in thousands)

Savings Plan for Employees of Florida Progress Corporation, EIN 59-6769223

Attachment to Form 5500, Line 27(d):



                     Description of Asset (include interest
Identity of Party     rate and maturity in the case of a                                            Historical Cost
   Involved                        loan)                         Purchase Price    Selling Price       of Asset
--------------------------------------------------------------------------------------------------------------------

The Vanguard Group   Putnam New Opportunities Class A Shares        $ 38,943
The Vanguard Group   Putnam New Opportunities Class A Shares                        $ 39,290            $36,295
The Vanguard Group   Vanguard 500 Index Fund                          95,254
The Vanguard Group   Vanguard 500 Index Fund                                          94,261             87,535
The Vanguard Group   Vanguard LifeStrategy Growth Fund                13,940
The Vanguard Group   Vanguard LifeStrategy Growth Fund                                10,708             10,328
The Vanguard Group   Vanguard LifeStrategy Moderate Growth Fund       14,560
The Vanguard Group   Vanguard LifeStrategy Moderate Growth Fund                       14,167             13,101
The Vanguard Group   Florida Progress Stable Value Fund              137,700
The Vanguard Group   Florida Progress Stable Value Fund                              123,801            123,801
The Vanguard Group   Florida Progress Stock Fund                      76,609
The Vanguard Group   Florida Progress Stock Fund                                      80,669             70,748


                      Current Value of
Identity of Party         Asset on       Historical Gain
   Involved             Transaction          (Loss)
--------------------------------------------------------

The Vanguard Group      $ 38,943
The Vanguard Group        39,290            $2,995
The Vanguard Group        95,254
The Vanguard Group        94,261             6,726
The Vanguard Group        13,940
The Vanguard Group        10,708               380
The Vanguard Group        14,560
The Vanguard Group        14,167             1,066
The Vanguard Group       137,700
The Vanguard Group       123,801                --
The Vanguard Group        76,609
The Vanguard Group        80,669             9,921


* Transactions or a series of transactions in excess of 5% of the current value of the Plan's assets as of the beginning of the plan year as defined in section 2520.103-6 of the Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA.

                                    EXHIBITS

23 Consent of PricewaterhouseCoopers LLP, independent certified public accountants.


                                   SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Savings Plan for Employees of Florida Progress Corporation) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                    SAVINGS PLAN FOR EMPLOYEES OF
                                    FLORIDA PROGRESS CORPORATION


Date: June 28, 1999              By: /s/  Edward W. Moneypenny
                                      ---------------------------
                                       Edward W. Moneypenny
                                       Chairman and Member of
                                       the Savings Plan for
                                       Employees Trust of Florida
                                       Progress Corporation

                                 By: /s/  James A. McClure, III
                                      ---------------------------
                                       James A. McClure, III
                                       Secretary and Member of the
                                       Investment Committee for the
                                       Savings Plan for Employees
                                       Trust of Florida Progress
                                       Corporation


                                 ( By: /s/ Pamela A. Saari
                                 (    ---------------------------
                                 (     Pamela A. Saari
                                 (
                                 (
Members of the Investment        ( By: /s/ John Scardino, Jr.
Committee for the Savings        (    ---------------------------
Plan for Employees Trust of      (     John Scardino, Jr.
Florida Progress Corporation     (
                                 (
                                 ( By: /s/ Philip J. Clarke
                                 (    ---------------------------
                                 (     Philip J. Clarke

                                 EXHIBIT INDEX


     Exhibit
     Number         Description
     -------        -----------


     23             Consent of PricewaterhouseCoopers LLP